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                              November 17, 2023

       Samuel Thacker
       President of Double Platinum Management LLC
       Jukebox Hits Vol. 1 LLC
       10000 Washington Blvd,
       Suite 07-134
       Culver City, CA 90232

                                                        Re: Jukebox Hits Vol. 1
LLC
                                                            Amended Offering
Statement on Form 1-A
                                                            Filed on November
7, 2023
                                                            File No. 024-12335

       Dear Samuel Thacker:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Amended Offering Statement on Form 1-A filed November 7, 2023

       General

   1.                                                   We refer to the
Instagram page of JKBX (we_are_jkbx). Please revise the URL

jkbx.com/full-disclosure in the Instagram bio so that it includes an active hyperlink to the statements and
information required by Rule 255(b). Additionally, for each Instagram post made after the public
filing of the offering statement that constitutes a solicitation of interest, please
include in either the post itself or the caption the URL jkbx.com/full-
                                                        disclosure, along with
an indication either that potential investors must copy and paste the
                                                        URL in order to view
the preliminary offering circular or that the URL is inactive and additional action by
the potential investor is needed to access it.
       Cover page

   2. Please revise to indicate how long the company will take to accept or reject the subscription agreements
submitted by investors.
 Samuel Thacker
Jukebox Hits Vol. 1 LLC
November 17, 2023
Page 2
Exhibits

3. Please file as an exhibit the custodial agreement between you and Brassica Trust
      Company, LLC.
4. Please provide us with your analysis how each of the following complies with Rule 255 of
      Regulation A:
          Mr. Cohen's appearance on The MBW Podcast dated October 23, 2023;
          The alts.co September 29, 2023 blog post titled "JKBX Review: How music royalties evolved (and how you can invest)," which was sponsored by JKBX; and Mr. Cohen's appearance on the Okay, Computer. podcast dated September
27, 2023.
      To the extent you intend to rely on Rule 255 in connection with these materials, please file them as exhibits. Refer to Item 17(13) of Part III of Form 1-A.
       Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameSamuel Thacker
                                                            Division of
Corporation Finance
Comapany NameJukebox Hits Vol. 1 LLC
                                                            Office of Real
Estate & Construction
November 17, 2023 Page 2
cc:       Zachary Fallon
FirstName LastName